1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	February 8, 2012	By /s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE RESOLUTIONS PASSED AT THE 2012 FIRST EXTRAORDINARY GENERAL MEETING

The 2012 First Extraordinary General Meeting of the Company was held on 8 February 2012. All the resolutions set out in the Notice of EGM dated 22 December 2011 were duly passed at the EGM.

The 2012 First Extraordinary General Meeting (the “EGM”) was convened on 8 February 2012 by Yanzhou Coal Mining Company Limited (the “Company”) and all the resolutions set out in the notice of EGM dated 22 December 2011 (the “Notice of EGM”) were duly passed at the EGM. The convening of and voting at the EGM were in compliance with the Company Law of People’s Republic of China (the “PRC”) and the relevant laws and regulations and the requirements of the articles of association of the Company.

1. CONVENING AND ATTENDANCE OF THE MEETING

(1) Convening of the EGM

1.	Time: 9:00 a.m. on 8 February 2012

2.	Venue: Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC

3.	Method: On site voting

4.	Convened by: the board of directors of the Company (the “Board”)

5.	Chairman: Mr. Li Weimin, chairman of the Board

(2) Attendance of the Meeting

(i) Attendance of shareholders and their proxies at the EGM are as following:

Number of shareholders/proxies attending the EGM	5
Including:
-number of shareholders/proxies of domestic shares	4
-number of shareholders/proxies of H shares	1
Representing:
number of shares carrying voting rights represented	3,463,005,682
including:
-number of shares held by domestic shares’ shareholder	2,605,516,800
-number of shares held by H shares’ shareholder	857,488,882
Percentage (%) of the shares carrying voting rights of the Company	70.41%
Including:
-percentage of domestic shares	52.98%
-percentage of H shares	17.43%

The Company published the Notice of EGM on 22 December 2011, the details of which are set out on the website of the Hong Kong Stock Exchange and China Securities Journal and Shanghai Securities Journal dated 23 December 2011. The convening of and voting at the EGM were in compliance with the Company Law of PRC and the relevant laws and regulations and the requirements of the articles of association of the Company.

(ii) 8 Directors, 4 Supervisors, the General Manager, the Chief Financial Officer and the Secretary to the Board and other senior management attended the meeting. 3 Directors and 2 Supervisors did not attend due to work commitment.

2. RESOLUTIONS CONSIDERED AND PASSED

The following resolutions were considered and passed by way of a poll at the EGM:

(1) the Company was approved to issue not more than RMB 15 billion corporate bonds (the “Offering”) depending upon the market conditions at the time of Offering;

(2) the Board was authorised and the general managers of the Company were further authorised to handle all relevant matters in relation to the Offering in accordance with relevant requirements of laws, regulations and comments, suggestions from regulators, with the view to maximize benefits for the Company, including:

1. to confirm and implement the details of the Offering, including but not limited to, subject to specific circumstances, consulting with the sponsor (main underwriter) on the timing of the issuance, whether the Offering should be in instalments and by multi-species distribution, arrangement relating to the size and duration of the offering of different species and period, specific placing arrangements, methods and periods for redemption and payment of interest, whether to include repurchase or redemption terms, price-determination method, coupon rate, specific details of use of proceeds, warranty of repayment of the corporate bonds, guarantee matters, offering of bonds, registration, listing matters and all other matters related to the Offering;

2. to sign all agreements and documents in relation to the Offering and the listing, including but not limited to, the underwriting agreement, sponsor agreement, intermediary engagement agreements, bond listing agreement, and to make such disclosure of information as required by laws, regulations and other regulatory documents;

3. to decide and engage intermediaries for the Offering and the bond trustee and to sign the trustee agreement and to determine the rules relating to meetings of the bond holders;

4. to handle the application and listing matters of the Offering, including but not limited to the preparation, amendment, submission of application materials for the Offering and listing in accordance to the requirements of the relevant regulatory authorities, and to sign the related application materials and other legal documents;

5. to adjust the details of the Offering where necessary (except matters subject to approval by the EGM pursuant to the requirements of applicable laws, regulations and the articles of association of the Company) in accordance with changes with respect to applicable laws and regulations, other regulatory documents and policies relating to the public issuance of corporate bonds of the China Securities Regulatory Commission or changes in market conditions;

6. to handle all other matters in relation to the Offering;

7. the authorisation shall be valid from the date of approval at the EGM until the date of completion of the above mentioned matters.

3. RESULTS OF THE VOTES AT THE EGM

There was no share entitling the holder to attend and abstain from voting in favour pursuant to rule 13.40 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) at the EGM; no shareholder was required under the Listing Rules to abstain from voting at the EGM.

Results of votes

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)

1.1	Issue size	3,463,005,682	Total:	3,459,531,322	99.8997%	Total:	200,860	0.0058%	Total:	3,273,500	0.0945%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	75.0793%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	5,516,800	0.1593%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	854,014,522	24.6611%	H shares:	200,860	0.0058%	H shares:	3,273,500	0.0000%
1.2	Bond period and interest rate	3,463,005,682	Total:	3,459,537,292	99.8998%	Total:	188,800	0.0055%	Total:	3,279,590	0.0947%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	75.0793%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	5,516,800	0.1593%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	854,020,492	24.6613%	H shares:	188,800	0.0055%	H shares:	3,279,590	0.0947%
1.3	Use of proceeds	3,463,005,682	Total:	3,459,532,122	99.8997%	Total:	189,200	0.0055%	Total:	3,284,360	0.0948%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	75.0793%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%

			Domestic tradable shares not subject to trading moratorium:	5,516,800	0.1593%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	854,015,322	24.6611%	H shares:	189,200	0.0055%	H shares:	3,284,360	0.0948%
1.4	Arrangement to place to existing shareholders	3,463,005,682	Total:	3,459,533,862	99.8997%	Total:	213,820	0.0062%	Total:	3,258,000	0.0941%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	75.0793%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	5,516,800	0.1593%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	854,017,062	24.6612%	H shares:	213,820	0.0062%	H shares:	3,258,000	0.0941%
1.5	Guarantee	3,463,005,682	Total:	3,459,537,742	99.8999%	Total:	193,900	0.0056%	Total:	3,274,040	0.0945%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	75.0793%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	5,516,800	0.1593%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	854,020,942	24.6613%	H shares:	193,900	0.0056%	H shares:	3,274,040	0.0945%
1.6	Listing arrangement	3,463,005,682	Total:	3,459,525,341	99.8995%	Total:	194,470	0.0056%	Total:	3,285,871	0.0949%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	75.0793%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	5,516,800	0.1593%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	854,008,541	24.6609%	H shares:	194,470	0.0056%	H shares:	3,285,871	0.0949%

1.7	Methods for redemption and payment of interest	3,463,005,682	Total:	3,459,542,192	99.9000%	Total:	199,450	0.0058%	Total:	3,264,040	0.0943%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	75.0793%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	5,516,800	0.1593%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	854,025,392	24.6614%	H shares:	199,450	0.0058%	H shares:	3,264,040	0.0943%
1.8	Warranty for repayment of the bonds	3,463,005,682	Total:	3,456,117,202	99.8011%	Total:	3,604,400	0.1041%	Total:	3,284,080	0.0948%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	75.0793%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	5,516,800	0.1593%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	850,600,402	24.5625%	H shares:	3,604,400	0.1041%	H shares:	3,284,080	0.0948%
1.9	Valid period of the special resolution	3,463,005,682	Total:	3,459,538,312	99.8999%	Total:	191,070	0.0055%	Total:	3,276,300	0.0946%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	75.0793%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	5,516,800	0.1593%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	854,021,512	24.6613%	H shares:	191,070	0.0055%	H shares:	3,276,300	0.0946%

2	Authorization by the EGM	3,463,005,682	Total:	3,459,502,602	99.8988%	Total:	213,560	0.0062%	Total:	3,289,520	0.0950%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	75.0793%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	5,516,800	0.1593%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	853,985,802	24.6602%	H shares:	213,560	0.0062%	H shares:	3,289,520	0.0950%

4. PRESENCE OF LAWYER

Pursuant to the Listing Rules, Hong Kong Registrars Limited appointed King & Wood PRC Lawyers (“King & Wood”) to inspect the counting of votes at the EGM.

The Company appointed King & Wood to witness the relevant matters at the EGM. King & Wood appointed Tang Lizi and Xue Guosheng to attend the EGM and issued a legal opinion stating that certain matters such as convening and holding of the EGM were in compliance with the requirements of the relevant laws, regulations, the Rules for the General Assemblies of Shareholders of Listed Company and the articles of association of the Company; the qualification of the attendance and the convener of the EGM, the procedures and results of voting at the EGM were valid and effective; and the resolutions passed at the EGM were valid and effective.

5. DOCUMENTS FOR INSPECTION

(1) Resolutions of the EGM signed and confirmed by present Directors, Supervisors, inspector of counting the votes and recorder of the EGM.

(2) PRC legal opinion issued by King & Wood in respect of the EGM of the Company.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

8 February 2012

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC